Exhibit 1

Grown Rogue International Inc.

Announces Private Placement with
Cannabis Growth Opportunity Corporation

NOT FOR DISTRIBUTION IN THE U.S. OR OVER U.S. NEWSWIRES

Medford, Oregon, February 10, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTCQX: GRUSF), a multi-state cannabis company, with operations and assets in Oregon, California, and Michigan, announced today that it has received a commitment from Cannabis Growth Opportunity Corporation (CSE: CGOC) (“CGOC”) to invest up to CDN$1,500,000 million in a non-brokered private placement offering (the “Offering”) of units (the “Units”) with each Unit comprising of one common share in the capital of the Company (the “Shares”) and one common share purchase warrant (the “Warrants”). Each Warrant is exercisable into one Share at a price equal to a 25% premium to the Unit price for a period of 24 months. The Company has the right to accelerate the expiry of the Warrants to thirty (30) days following written notice to the holder if the Shares close at or above CDN$0.25 per share for a period of ten (10) consecutive trading days on the Canadian Securities Exchange.

The first tranche of the Offering for gross proceeds of approximately CDN$500,000 was completed today with 5,000,000 Units being issued by Grown Rogue at a price of CDN$0.10 per Unit. The Units expected to be sold under the second tranche for gross proceeds of approximately CDN$500,000 will be at a price of $0.10 per Unit. The Units expected to be sold under the third tranche for gross proceeds of approximately CDN$500,000 will be at a price of $0.10 per Unit. It is expected that the second and third tranches of the Offering will be completed in the next 30 days upon the Company satisfying the conditions in the subscription agreement relating to its expansion plans into Michigan.

In connection with the Offering, Grown Rogue has agreed to provide CGOC with a pre-emptive right to participate in future offerings of Grown Rogue securities in order to maintain its percentage of ownership at the time of such offering. In addition, Grown Rogue has agreed to nominate one board member recommended by CGOC at future shareholder meetings that are called to elect directors and the ability, while CGOC does not have its nominee on the Company’s board, to appoint a board observer.

The Company intends to use the proceeds from the Offering for general corporate purposes.

In addition, CGOC and Grown Rogue have entered into subscription agreements to exchange approximately CDN$1,500,000 worth of each other’s shares (the “Share Swap”). Under the terms of the Share-Swap, Grown Rogue received 2,362,204 common shares of CGOC at a price of $0.635 per share, and CGOC received 15,000,000 Shares at a price of $0.10 per share. As part of the Share Swap, each of CGOC and Grown Rogue have signed a voting and resale agreement providing that each party will be required to vote the shares acquired under the Share Swap as recommended by the other party and will be restricted from trading the shares for a period of 18 months.

All securities issued pursuant to the Offering and Share Swap are subject to a mandatory hold period of four months and a day under applicable Canadian securities laws.

Obie Strickler, Chief Executive Officer of Grown Rogue commented, “We welcome this significant cash investment from CGOC at this critical juncture in our Company’s Growth. The share-swap further aligns us with CGOC, strengthens our balance sheet, and provides us with a new strategic shareholder with a diverse interest in our industry, both in the United States and internationally.”

Sean Conacher, Chief Executive Officer of CGOC, commented, “We have been following Grown Rogue’s story since they were a private company and we are excited to work with them, and through this investment, participate in their continued success. Throughout our due diligence of Grown Rogue, we have continued to be impressed by their cultivation capabilities and their lean and cost-effective operating structure. Producing cannabis flower of a high quality at their low cost is definitely a recipe for success that they have proven in the Oregon market and are now expanding into new markets.”

Early Warning

Grown Rogue has acquired beneficial ownership of 2,362,204 common shares of CGOC, representing over 10% of that class. The common shares were issued at a value $0.635 per share. Immediately prior to the acquisition, Grown Rogue owned or controlled no securities of CGOC.

This disclosure is provided pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with regulatory authorities in each of the jurisdictions in which CGOC is a reporting issuer containing information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will appear with CGOC’s filings on the System for Electronic Document Analysis and Retrieval (SEDAR).

Grown Rogue’s registered office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower, patented nitrogen sealed pre-rolls along with chocolate edibles featuring a partnership with world-renowned chocolatier.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States or to any “U.S. Person” (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

+1 (458) 226-2100

4